Exhibit 99.1

Uxin Reports Unaudited Second Quarter of Fiscal Year 2022 Financial Results

December 15, 2021 at 4:47 AM EST

BEIJING, Dec. 15, 2021 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the quarter ended September 30, 2021.

Highlights for the Quarter Ended September 30, 2021

•	Transaction volume was 3,648 units for the three months ended September 30, 2021, compared with 3,011 units last quarter and 2,653 units in the same period last year.

•	Total revenues were RMB345.9 million (US$53.7 million) for the three months ended September 30, 2021, an increase of 24.5% compared with RMB277.8 million last quarter and compared with RMB76.4 million in the same period last year.

•	Gross margin was 4.2% for the three months ended September 30, 2021, compared with 4.0% last quarter and negative 22.4% in the same period last year.

•	Loss from continuing operations was RMB45.9 million (US$7.1 million) for the three months ended September 30, 2021, compared with RMB50.7 million last quarter and RMB162.6 million in the same period last year.

•	Non-GAAP adjusted loss from continuing operations was RMB43.2 million (US$6.7 million) for the three months ended September 30, 2021, compared with RMB44.6 million last quarter and RMB178.3 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We have gradually increased our inventory and selections since we received the first tranche of funding in early July this year, and our business is back on track to solid growth. After more than six months in operation, our streamlined operational processes at the Xi’an inspection and reconditioning center (IRC) have matured. This November, we launched our second IRC in Hefei, Anhui Province. The Hefei IRC is expected to see further improvements in terms of operation environment, inventory, branding and after-sales services. In addition, we ramped up investments in technology and equipment to further boost our refurbishment efficiency, while constantly lowering cost per unit. In terms of vehicle sourcing, we started to build an inventory of used EVs, including well-known Chinese and foreign EV brands. What is more, our sales net promoter score, or NPS, increased for the fourth consecutive quarter to 56, reflecting our strong brand recognition and high satisfaction rates of our quality vehicles and service capabilities from our customers. Going forward, we remain committed to our current direction in terms of business development and operational enhancements of our regional IRCs. We will continue to strengthen our end-to-end infrastructure from vehicle sourcing, sales channels, delivery to after-sales services. We have come a long way and with this expertise, we are well positioned to bring the best-in-class car purchasing experience to our customers nationwide.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said: “In the quarter, our business progressed smoothly according to plan. Total vehicle sales volume increased by 21% quarter-over-quarter, among which retail sales volume increased by 51%. As a result, our total revenues increased by 25% sequentially. Meanwhile, we continued to optimize our cost and expense structure to improve the capital efficiency of every business process, and boost our overall operational efficiency. In addition, we have received another US$27.5 million cash injection ahead of schedule, which is part of the US$50 million of the second tranche of our financing transaction. We expect to receive the remaining US$22.5 million for the second tranche over the next few months. The new capital will enable us to further increase our vehicle inventory and drive further growth in our business.”

Financial Results for the Quarter Ended September 30, 2021

Total revenues were RMB345.9 million (US$53.7 million) for the three months ended September 30, 2021, compared with RMB76.4 million in the same period last year. The increase was primarily due to increases in revenue recognized on a gross basis as a result of the Company selling used cars from its own inventory since September 2020, an increase in transaction volume driven by further market penetration in existing markets as well as increasing brand loyalty by offering cars with great value and outstanding customer service.

Retail vehicle sales revenue was RMB136.3 million (US$21.2 million) for the three months ended September 30, 2021, compared with RMB36.1 million in the same period last year. For the three months ended September 30, 2021, retail transaction volume was 1,027 units, an increase of 51.3% from 679 units last quarter and an increase of 233.4% from 308 units in the same period last year.

Wholesale vehicle sales revenue was RMB201.3 million (US$31.2 million) for the three months ended September 30, 2021, compared with nil in the same period last year. Wholesale vehicle sales included sales of used vehicles acquired from individuals that did not meet the Company’s retail standards to list and sell through its proprietary ecommerce platform, and therefore, sold through offline dealerships.

Other revenue was RMB8.3 million (US$1.3 million) for the three months ended September 30, 2021, compared with RMB15.1 million in the same period last year. The decrease was mainly due to revenue declines from both the advertising and the vehicle transportation businesses.

Cost of revenues was RMB331.3 million (US$51.4 million) for the three months ended September 30, 2021, compared with RMB93.5 million in the same period last year. The increase was primarily due to an increase in vehicle acquisition cost which was a newly added cost and included in cost of revenues beginning in September 2020 when the Company transitioned into an inventory-owning model.

Gross margin was 4.2% for the three months ended September 30, 2021, compared with negative 22.4% in the same period last year. Due to the Company’s transition into an inventory-owning model beginning in September 2020, revenue recognition and the components of the Company’s cost of revenues were significantly different in the three months ended September 30, 2021, compared with the same period last year, which has led to different margin profiles.

Total operating expenses were RMB85.9 million (US$13.3 million) for the three months ended September 30, 2021. Total operating expenses excluding the impact of share-based compensation were RMB83.1 million.

•	Sales and marketing expenses were RMB44.1 million (US$6.8 million) for the three months ended September 30, 2021, a decrease of 41.6% from RMB75.5 million in the same period last year. The decrease was mainly due to a reduction in traffic acquisition cost. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•	General and administrative expenses were RMB34.9 million (US$5.4 million) for the three months ended September 30, 2021, a decrease of 37.5% from RMB55.9 million in the same period last year. The decrease was mainly due to a decrease in employee compensation and benefits as a result of lower headcount. General and administrative expenses excluding the impact of share-based compensation were RMB32.1 million.

•	Research and development expenses were RMB8.2 million (US$1.3 million) for the three months ended September 30, 2021, a decrease of 57.2% from RMB19.1 million in the same period last year. The decrease was primarily due to a decrease in employee compensation and benefits as a result of lower headcount, as well as a decrease in IT infrastructure service-related expenses. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

•	Provision for credit losses, net resulted in a reversal of RMB1.3 million (US$0.2 million) for the three months ended September 30, 2021, mainly due to a slight reversal of provision in guarantee liabilities as a result of the settlement of historically-facilitated loan balance.

Loss from continuing operations was RMB45.9 million (US$7.1 million) for the three months ended September 30, 2021, compared with RMB162.6 million in the same period last year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB43.2 million (US$6.7 million) for the three months ended September 30, 2021, compared with RMB178.3 million in the same period last year.

Fair value impact of the issuance of senior convertible preferred shares resulted in a loss of RMB1,654.9 million (US$256.8 million) for the three months ended September 30, 2021. The impact was mainly due to a significant rise in stock price since the Company announced a press release about entering into a term sheet with two investors on April 1, 2021. The fair value impact was non-cash charge.

Net loss from continuing operations was RMB1,714.6 million (US$266.1 million) for the three months ended September 30, 2021, compared with RMB258.9 million in the same period last year.

Non-GAAP adjusted net loss from continuing operations was RMB56.9 million (US$8.8 million) for the three months ended September 30, 2021, compared with RMB274.6 million in the same period last year.

Liquidity

The COVID-19 pandemic continues to slow down the economic activity in China. In response to the current economic situation, the Company has taken actions to improve its liquidity and cash position.

On June 14, 2021, the Company entered into shares subscription agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million. The first tranche of this financing transaction was completed on July 12, 2021 and the Company issued a total of 291,290,416 senior convertible preferred shares for an aggregate amount of US$100 million. The Company also received a total of US$27.5 million as part of the second closing in November 2021. On June 14, 2021, the Company has also agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company. On July 12, 2021, the conversion was completed and the related Class A ordinary shares were issued.

In addition, the Company entered into operating payables waiver agreements with several suppliers, pursuant to which the Company would be exempted from the repayment of other payables of approximately RMB120.4 million. Looking forward, the Company continues to control its cash outflows by decreasing overall costs and expenses through the upgrade of its used car transaction process, as well as streamlining its business operations with stringent cost control.

Considering all the actions mentioned above, the Company believes that its current cash and cash equivalents, cash considerations received from recent financing transactions and the anticipated cash flow from operations will be sufficient to meet its anticipated working capital requirements for at least the next twelve months of operations.

Recent Development

Phase I of Hefei IRC in operation

After Xi’an, Phase One of our second regional IRC in Hefei has been in operation since November, 2021. The new Hefei location covers a total area of approximately 100,000 square meters with a warehousing capacity of up to 2,000 vehicles. Currently, it offers customers high quality used vehicles sourced from 52 mainstream brands, making it one of the largest range of used cars in China. Once fully completed, it will serve a full suite of functions, ranging from vehicle warehousing, inspection, refurbishment, demonstration, sales to after-sales services.

Business Outlook

We expect our total revenues to be in the range of RMB480 million to RMB500 million for the three months ending December 31, 2021. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

The Company’s management will host an earnings conference call on December 15, 2021 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1345499. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until December 22 2021. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	1345499

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from continuing operations and adjusted net loss from continuing operations and adjusted net loss from continuing operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations as net loss from continuing operations excluding share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including troubled debt restructuring gain. The Company defines adjusted net loss from continuing operations per share – basic and diluted as net loss from continuing operations per share excluding impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss from continuing operations, and adjusted net loss from continuing operations per share – basic and diluted. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, representing the index rate as of September 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Investor Relations

Joyce Tang
Uxin Limited
Tel: +86 10 5691-6765
Email: ir@xin.com

Eric Yuan
Christensen
Tel: +86 10 5900 1548
Email: uxin@christensenir.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	36,108	136,298	21,153	36,108	228,043	35,392
Wholesale vehicle sales	-	201,290	31,240	-	377,881	58,646
Commission revenue	13,221	-	-	41,803	-	-
Value-added service revenue	11,971	-	-	35,102	-	-
Others	15,065	8,325	1,292	25,580	17,807	2,764
Total revenues	76,365	345,913	53,685	138,593	623,731	96,802

Cost of revenues	(93,484)	(331,279)	(51,414)	(173,396)	(597,968)	(92,803)
Gross (loss)/ profit	(17,119)	14,634	2,271	(34,803)	25,763	3,999

Operating expenses
Sales and marketing	(75,526)	(44,145)	(6,851)	(191,276)	(86,304)	(13,394)
General and administrative	(55,851)	(34,883)	(5,414)	(142,749)	(73,230)	(11,365)
Research and development	(19,068)	(8,155)	(1,266)	(41,873)	(16,493)	(2,560)
Provision for credit losses, net	(168,078)	1,306	203	(94,056)	6,782	1,053
Total operating expenses	(318,523)	(85,877)	(13,328)	(469,954)	(169,245)	(26,266)

Other operating income, net (i)	173,044	25,330	3,931	213,796	46,872	7,274

Loss from continuing operations	(162,598)	(45,913)	(7,126)	(290,961)	(96,610)	(14,993)

Interest income	42,704	167	26	43,840	3,212	498
Interest expenses	(23,916)	(9,721)	(1,509)	(52,885)	(28,110)	(4,363)
Other income	3,102	2,395	372	4,999	3,509	545
Other expenses	(1,668)	(5,072)	(787)	(5,765)	(5,890)	(914)
Foreign exchange (losses)/gains	(200)	(1,499)	(233)	74	(5,222)	(810)
Inducement charge	(121,056)	-	-	(121,056)	-	-
Fair value impact of the issuance of senior convertible preferred shares (ii)	-	(1,654,949)	(256,844)	-	(1,654,949)	(256,844)
Loss from continuing operations before income tax expense	(263,632)	(1,714,592)	(266,101)	(421,754)	(1,784,060)	(276,881)
Income tax expense	-	-	-	(32)	-	-
Equity in income/(losses) of affiliates	4,728	(2)	-	10,482	274	43
Net loss from continuing operations, net of tax	(258,904)	(1,714,594)	(266,101)	(411,304)	(1,783,786)	(276,838)
Less: net loss attributable to non-controlling interests shareholders	(2)	-	-	(7)	-	-
Net loss from continuing operations, attributable to UXIN LIMITED's ordinary shareholders	(258,902)	(1,714,594)	(266,101)	(411,297)	(1,783,786)	(276,838)

Discontinued operations
Net income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the six months ended September 30, 2020)	-	-	-	295,744	-	-
Net income from discontinued operations	-	-	-	295,744	-	-
Net income from discontinued operations attributable to UXIN LIMITED's ordinary shareholders	-	-	-	295,744	-	-

Net loss	(258,904)	(1,714,594)	(266,101)	(115,560)	(1,783,786)	(276,838)
Less: net loss attributable to non-controlling interests shareholders	(2)	-	-	(7)	-	-

Net loss attributable to UXIN LIMITED's ordinary shareholders	(258,902)	(1,714,594)	(266,101)	(115,553)	(1,783,786)	(276,838)

Net loss	(258,904)	(1,714,594)	(266,101)	(115,560)	(1,783,786)	(276,838)
Foreign currency translation, net of tax nil	63,095	(10,471)	(1,625)	64,782	14,399	2,235

Total comprehensive loss	(195,809)	(1,725,065)	(267,726)	(50,778)	(1,769,387)	(274,603)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(2)	-	-	(7)	-	-
Total comprehensive loss attributable to UXIN LIMITED's ordinary shareholders	(195,807)	(1,725,065)	(267,726)	(50,771)	(1,769,387)	(274,603)

Net loss attributable to UXIN LIMITED's ordinary shareholders	(258,902)	(1,714,594)	(266,101)	(115,553)	(1,783,786)	(276,838)
Weighted average shares outstanding – basic	997,548,971	1,178,559,919	1,178,559,919	997,541,095	1,177,159,051	1,177,159,051
Weighted average shares outstanding – diluted	997,548,971	1,556,289,937	1,556,289,937	1,225,268,425	1,367,056,109	1,367,056,109

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.26)	(1.45)	(0.23)	(0.41)	(1.52)	(0.24)
Discontinued operations	-	-	-	0.30	-	-

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.26)	(1.63)	(0.25)	(0.41)	(1.91)	(0.30)
Discontinued operations	-	-	-	0.27	-	-

(i) Gain of RMB 49.1 million was recorded during the period which related to the waived payments for payables with WeBank and other suppliers. For further detail, refer to tickmarks (iv) and (vii) of the Unaudited Consolidated Balance Sheets.

(ii) In June 2021, we entered into share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$ 315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$ 165 million which was included in the aforementioned US$ 315 million. The second closing in the amount of US$ 50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$ 27.5 million was received in November, 2021. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants, and resulted in nil amount recorded in mezzanine equity. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB 1,710.8 million (US$ 265.4 million).

Besides, in June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$ 230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date. After the aforementioned conversion, the remaining unpaid balance restructuring is treated as a trouble debt restructuring with a total of RMB 55.9 million (US$ 8.6 million) gain incurred related with non-equity shareholders of the Company to be charged into profit and loss, and a total of RMB 61.0 million (US$ 9.4 million) gain incurred related with equity shareholders of the Company to be charged into additional paid-in capital.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of September 30,
	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	192,605	216,782	33,644
Restricted cash	41,114	13,847	2,149
Accounts receivable, net	2,446	3,317	515
Amounts due from related parties, net of provision for credit losses of RMB6,456 as of March 31, 2021 (i)	129,383	-	-
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB1,182,609 and RMB733,169 as of March 31, 2021 and September 30, 2021, respectively	179,947	130,347	20,230
Other receivables, net of provision for credit losses of RMB20,980 and RMB25,037 as of March 31, 2021 and September 30, 2021, respectively	110,025	189,735	29,446
Inventory, net	69,587	291,773	45,282
Prepaid expenses and other current assets	107,836	95,665	14,847
Total current assets	832,943	941,466	146,113

Non-current assets
Property, equipment and software, net	29,306	27,186	4,219
Intangible assets, net	27	7	1
Long term investments	288,428	288,702	44,806
Other non-current assets (ii)	36,000	30,000	4,656
Right-of-use assets, net	46,829	39,388	6,113
Total non-current assets	400,590	385,283	59,795

Total assets	1,233,533	1,326,749	205,908

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term borrowings	79,560	27,063	4,200
Accounts payable	101,205	95,047	14,751
Guarantee liabilities	2,441	566	88
Other payables and other current liabilities	788,303	552,230	85,705
Deferred revenue	23,296	19,989	3,102
Amounts due to related parties (iii)	69,434	-	-
Operating lease liabilities, current	11,657	17,894	2,777
Consideration payment to WeBank, current (iv)	71,309	53,357	8,281
Warrant liabilities (v)	-	1,815,265	281,725
Forward contract liabilities (v)	-	547,985	85,046
Total current liabilities	1,147,205	3,129,396	485,675

Non-current liabilities
Long-term borrowings	233,000	233,000	36,161
Convertible notes, non-current (vi)	1,614,040	-	-
Operating lease liabilities, non-current	34,365	12,362	1,919
Consideration payment to WeBank, non-current (iv)	200,778	141,195	21,913
Other non-current liabilities (vii)	-	1,043,508	161,949
Total non-current liabilities	2,082,183	1,430,065	221,942

Total liabilities	3,229,388	4,559,461	707,617

Mezzanine equity
Senior convertible preferred shares ( US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and September 30, 2021, respectively; nil and 291,290,416 shares issued and outstanding as of March 31, 2021 and September 30, 2021, respectively)	-	-	-
Total Mezzanine equity	-	-	-

Shareholders’ deficit
Ordinary shares	733	781	121
Additional paid-in capital	13,695,877	14,228,359	2,208,207
Accumulated other comprehensive income	217,747	232,146	36,028
Accumulated deficit	(15,910,049)	(17,693,835)	(2,746,040)
Total Uxin’s shareholders’ deficit	(1,995,692)	(3,232,549)	(501,684)
Non-controlling interests	(163)	(163)	(25)
Total shareholders’ deficit	(1,995,855)	(3,232,712)	(501,709)

Total liabilities, mezzanine equity and shareholders’ deficit	1,233,533	1,326,749	205,908

(i) As of March 31, 2021, amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020. As of September 30, 2021, as 58.com lose its Board member of the Company, and therefore, could not be able to execute significant influence over the Company, 58.com was no longer related party of the Company.

(ii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iii) Amounts due to related parties mainly represented the advertising and marketing expenses payable to 58.com as of March 31, 2021.

(iv) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB 48 million instalment payments will be waived (represents present value of RMB 42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income.

(v) In June 2021, we entered into share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$ 315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$ 165 million which was included in the aforementioned US$ 315 million. The second closing in the amount of US$ 50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$ 27.5 million was received in November 2021. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants, and resulted in nil amount recorded in mezzanine equity. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities respectively with subsequent fair value change to be charged into the profit and loss.

(vi) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$ 230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as other non-current liabilities. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

(vii) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of our suppliers, in order to settle all payables due to this supplier, as long as we make payments on schedule, a total of RMB56.1 million, recorded as other non-current liabilities of September 30, 2021, will be waived after full payment is made by us. The last payment of RMB50 million will be made on December 31, 2022, and therefore, classified as other non-current liabilities. Additionally, we also entered into other supplemental agreements with two other suppliers in June 2021. One supplemental agreement was fully settled in this quarter, and a total of RMB 6.2 million was recorded in other operating income. Remaining amount of RMB 9.8 million, recorded as other payables and other current liabilities of September 30, 2021, will be waived after all instalment pursuant to contractual payment schedule contained in the supplemental agreement is made by us.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended September 30,			For the six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	7	-	-	2,149	-	-
Sales and marketing	(10)	-	-	5,046	-	-
General and administrative	(14,682)	2,742	426	(25,434)	8,884	1,379
Research and development	(970)	-	-	(2,091)	-	-

Uxin Limited

 Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

 (In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(162,598)	(45,913)	(7,126)	(290,961)	(96,610)	(14,993)
Add: Share-based compensation expenses	(15,655)	2,742	426	(20,330)	8,884	1,379
- Cost of revenues	7	-	-	2,149	-	-
- Sales and marketing	(10)	-	-	5,046	-	-
- General and administrative	(14,682)	2,742	426	(25,434)	8,884	1,379
- Research and development	(970)	-	-	(2,091)	-	-

Non-GAAP adjusted loss from continuing operations	(178,253)	(43,171)	(6,700)	(311,291)	(87,726)	(13,614)

	For the three months ended September 30,			For the six months ended September 30,
	2020	2021		2020	2021
Net loss from continuing operations	(258,904)	(1,714,594)	(266,101)	(411,304)	(1,783,786)	(276,838)

Add: Share-based compensation expenses	(15,655)	2,742	426	(20,330)	8,884	1,379
- Cost of revenues	7	-	-	2,149	-	-
- Sales and marketing	(10)	-	-	5,046	-	-
- General and administrative	(14,682)	2,742	426	(25,434)	8,884	1,379
- Research and development	(970)	-	-	(2,091)	-	-
Fair value impact of the issuance of senior convertible preferred shares	-	1,654,949	256,844	-	1,654,949	256,844

Non-GAAP adjusted net loss from continuing operations	(274,559)	(56,903)	(8,831)	(431,634)	(119,953)	(18,615)

Net loss from continuing operations per share – basic	(0.26)	(1.45)	(0.23)	(0.41)	(1.52)	(0.24)
Net loss from continuing operations per share – diluted	(0.26)	(1.63)	(0.25)	(0.41)	(1.91)	(0.30)
Non-GAAP adjusted net loss from continuing operations per share – basic	(0.28)	(0.05)	(0.01)	(0.43)	(0.10)	(0.02)
Non-GAAP adjusted net loss from continuing operations per share – diluted	(0.28)	(0.05)	(0.01)	(0.43)	(0.10)	(0.02)
Weighted average shares outstanding – basic	997,548,971	1,178,559,919	1,178,559,919	997,541,095	1,177,159,051	1,177,159,051
Weighted average shares outstanding – diluted	997,548,971	1,556,289,937	1,556,289,937	1,225,268,425	1,367,056,109	1,367,056,109

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.4434 as of September 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.